SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               Amendment No. 4 to Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                       INTERNATIONAL AMERICAN HOMES, INC.
                                (Name of Issuer)
                       INTERNATIONAL AMERICAN HOMES, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   459004 30 5
                      (CUSIP Number of Class of Securities)

                                Robert J. Suarez
                                    President
                       International American Homes, Inc.
                            9950 Princess Palm Avenue
                                    Suite 112
                                 Tampa, FL 33619
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE
Transaction Valuation: $810,000*                      Amount of filing fee: $162

* For purposes of calculating the filing fee only. Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Stock Split Proposal based on an amount per share equal to the product obtained by multiplying (i) the greater of (A) $5.40 and (B) the weighted average trading price per share of all the Common Stock sold during the period beginning on January 1, 1999 and ending on the twelfth business day next following the date of the Notice of Annual Meeting of Stockholders of the Company as reported by the BLOOMBERG(R) Service, by (ii) the number of shares of Common Stock owned by such stockholder of record in such stockholder's account immediately prior to the reverse stock split. The amount of the filing fee calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:            $180
          Form or Registration No.:          Schedule 13E-3
          Filing Party:                      International American Homes, Inc.
          Date Filed:                        July 2, 1999

                          SUMMARY - THE ANNUAL MEETING


         This Amendment No. 4 to the Rule 13E-3 Transaction Statement is the final amendment being filed by International American Homes, Inc. (the "Company" or "IAH") with respect to the class of equity securities of the Company that is subject to a Rule 13E-3 transaction. At the Company's Annual Meeting, which was held on November 16, 1999, the Company's stockholders approved proposals to adopt an amendment to the Company's Restated Certificate of Incorporation providing for (a) a 1-for-500 reverse stock split of the Company's Common Stock,
(b) in lieu of the issuance of fractional shares, a cash payment of $5.40 for each pre-reverse split share to persons who, following the reverse split, would otherwise hold less than one whole new share of Common Stock of record in any discrete account, and (c) a reduction in the total number of shares of capital stock which the Company shall have authority to issue to eleven thousand (11,000), of which ten thousand (10,000) shall be shares of Common Stock with a par value of $.01 per share and one thousand (1,000) shall be shares of Preferred Stock with a par value of $.01 per share.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         (a)-(e) Item 5 of the Transaction Statement is amended and supplemented as follows:

         (f), (g) The information set forth under the caption "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "PROPOSAL 2--Summary"; "--Purpose of the Reverse Stock Split" and "--Effect of the Reverse Stock Split Proposal on IAH" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. On November 16, 1999, the Company filed with the Securities and Exchange Commission a From 15 with respect to the termination of registration of the Common Stock and suspension of the Company's duty to comply with the reporting requirements of the Securities Exchange Act of 1934.

Item 17. Material to Be Filed as Exhibits.

         Item 17 is hereby amended and supplemented as follows:

         (d)(4) Press Release issued by Company on October 28, 1999 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on October 28, 1999).

         (d)(5) Press Release issued by Company on November 16, 1999 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on November 16, 1999).

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 16, 1999
                                                 -----------------
                                                 (Date)


                                                 /s/ Robert J. Suarez
                                                 --------------------
                                                 (Signature)


                                                 Robert J. Suarez, President
                                                 ---------------------------
                                                 (Name and Title)